# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verb Technology Company Inc., CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, $0.0001 par value per share ("Common Stock")
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, LAS VEGAS, Nevada (NV), 89138
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000808
Filed by CIK 0001276470

## Reporting persons
- CORSAIR CAPITAL PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,159; sole dispositive power 0; shared dispositive power 9,159; aggregate amount beneficially owned 9,159 (0.9% of the class)
- Corsair Capital Partners 100 LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,354; sole dispositive power 0; shared dispositive power 1,354; aggregate amount beneficially owned 1,354 (0.1% of the class)
- Corsair Capital Investors Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 387; sole dispositive power 0; shared dispositive power 387; aggregate amount beneficially owned 0 (0% of the class)
- Corsair Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,900; sole dispositive power 0; shared dispositive power 10,900; aggregate amount beneficially owned 10,900 (1.1% of the class)
- Jay Petschek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,900; sole dispositive power 0; shared dispositive power 10,900; aggregate amount beneficially owned 10,900 (1.1% of the class)
- Steven Major: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,900; sole dispositive power 0; shared dispositive power 10,900; aggregate amount beneficially owned 10,900 (1.1% of the class)

## Item 1. Issuer
Name of issuer: Verb Technology Company Inc.
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, LAS VEGAS, Nevada, 89138

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Corsair Capital Partners, L.P. ("Corsair Capital")
Corsair Capital Partners 100, L.P. ("Corsair 100")
Corsair Capital Investors, Ltd ("Corsair Investors")
Corsair Capital Management, L.P. ("Corsair Management")
Jay R. Petschek ("Mr. Petschek") and
Steven Major ("Mr. Major")

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.
Address of principal business office or, if none, residence:
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 18 East 48th Street, 20th Floor, New York, NY 10017.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.
Citizenship: Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware. Corsair Investors is an exempted company formed under the laws of the Cayman Islands. Each of Mr. Petschek and Mr. Major is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Collectively, the Reporting Persons beneficially own 10,900 shares of Common Stock.
Corsair Capital individually owns 9,159 shares of Common Stock.
Corsair 100 individually owns 1,354 shares of Common Stock.
Corsair Investors individually owns 387 shares of Common Stock.
Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair Investors may be deemed to beneficially own 10,900 shares of Common Stock.

Mr. Petschek, as a controlling person of Corsair Management, may be deemed to individually beneficially own 10,900 shares of Common Stock.
Mr. Major, as a controlling person of Corsair Management, may be deemed to individually beneficially own 10,900 shares of Common Stock.
Percent of class:
Collectively, as of December 31, 2024 the Reporting Persons may be deemed to have beneficially owned 10,900 shares of Common Stock representing 1.1% of all the outstanding shares of Common Stock. The foregoing percentage is based on 993,120 shares of Common Stock outstanding as of December 30, 2024, as reported on the Issuer's Form S-8 filed December 30, 2024.

Corsair Capital's individual ownership of 9,159 shares of Common Stock represents 0.9% of all the outstanding shares of Common Stock.

Corsair 100's individual ownership of 1,354 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Investors' individual ownership of 387 shares of Common Stock represents 0.0% of all the outstanding shares of Common Stock.

Corsair Management's beneficial ownership of 10,900 shares of Common Stock represents 1.1% of all the outstanding shares of Common Stock.

The 10,900 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 1.1% of all the outstanding shares of Common Stock.

The 10,900 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 1.1% of all the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 9,159 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 1,354 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 387 shares of common Stock owned by Corsair Investors.
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 9,159 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 1,354 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 387 shares of common Stock owned by Corsair Investors.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A and Exhibit B of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 16, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CORSAIR CAPITAL PARTNERS LP: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., the General Partner of Corsair Capital Partners, L.P. (02/14/2025)
- Corsair Capital Partners 100 LP: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., the General Partner of Corsair Capital Partners 100, L.P. (02/14/2025)
- Corsair Capital Investors Ltd: /s/ Jay R. Petschek, Managing Member of Corsair Capital Management, L.P., the Attorney-in-Fact of Corsair Capital Management GP, L.L.C., its General Partner (02/14/2025)
- Corsair Capital Management, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Management GP, L.L.C., the General Partner of Corsair Capital Management, LP (02/14/2025)
- Jay Petschek: /s/ Jay R. Petschek, Jay R. Petschek (02/14/2025)
- Steven Major: /s/ Steven Major, Steven Major (02/14/2025)